December 22, 2016

VIA HAND DELIVERY AND EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attn: Katherine Wray, Attorney-Adviser

  Ji Shin, Attorney-Adviser

Re:	Internap Corporation
Registration Statement on Form S-3
Filed November 23, 2016
File No. 333-214784

Ladies and Gentlemen:

This letter sets forth the responses of Internap Corporation (the “Company”) to the comments contained in your letter, dated December 19, 2016, relating to the Company’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2016 (as amended or supplemented, the “Registration Statement”). The comments of the Staff of the Commission (the “Staff”) are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each such comment.

The Company has also today transmitted for filing Amendment No. 1 to the Registration Statement (the “Amendment”), which amends certain information contained in the Registration Statement. Where, through the Amendment, the Company has revised the Registration Statement in response to the Staff’s comments, we have noted the applicable page number (if applicable) in our response.

General

1.	Please confirm you are relying on General Instruction I.B.6 of Form S-3 for this offering. In addition, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Please also explain or remove the reference to Instruction II.D of Form S-3 in footnote (3) to the Calculation of Registration Fee table, given that the referenced Instruction applies to offerings under General Instruction I.B.1 or I.B.2 of Form S-3.

1

Ms. Katherine Wray

December 22, 2016

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that it is eligible to rely on General Instruction I.B.1 of Form S-3 for this offering.

Under General Instruction I.B.1 of Form S-3, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant must exceed $75 million or more. Under the Instruction to General Instruction I.B.1, the aggregate market value of the registrant’s outstanding voting and non-voting common equity is computed by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing the Form S-3.

As detailed in Annex A to this letter, on September 26, 2016 (58 days prior to the filing date of the Registration Statement), the Company’s aggregate market value of the common stock held by non-affiliates of the Company was calculated to be $75,510,406.

In response to the last sentence of the Staff’s comment, the Company has amended the Calculation of Registration Fee table and the footnotes therein as set forth in the Amendment.

2.	We note that you filed a Form 8-K on December 16, 2016. Please ensure that you specifically incorporate this filing by reference into your registration statement. When amending your Form S-3, consider including a statement to the effect that all filings that you file pursuant to the Exchange Act “after the date of the registration statement and prior to effectiveness of the registration statement” shall be deemed to be incorporated by reference into the prospectus. Refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company’s Form 8-K filed on December 16, 2016 has been added to the Registration Statement on page 2. The additional incorporation by reference language permitted under Question 123.05 has also been added on page 2 to specifically incorporate any other reports filed between November 23, 2016 and prior to the effectiveness of the Registration Statement.

* * *

2

We thank the Staff for its courtesies and we hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this letter, please do not hesitate to call me at 862-213-3342 or Thomas A. Monson of Jenner & Block LLP at 312-222-9350.

Sincerely,

/s/ Richard P. Diegnan, Jr.
Richard P. Diegnan, Jr.
Senior Vice President and General Counsel
Internap Corporation

cc:	Thomas A. Monson, Jenner & Block LLP

Annex A

Calculation of Market Value of Common Equity Held by Non-Affiliates

Calculation Date:	September 26, 2016 (58 days before filing date)

Closing Sale Price:	$1.76 per share

Outstanding Shares:	58,245,920 shares

Affiliate-Owned Shares (shares owned by directors, officers and 10% or greater stockholders):

Stockholder	Affiliation	Shares	Source

GAMCO Investors, Inc.	10% Stockholder	12,255,146	Schedule 13D/A dated 5/5/2016
Charles Coe	Director	104,906	Form 4 dated 5/27/2016
Patricia Higgins	Director	115,888	Form 4 dated 5/27/2016
Gary Pfeiffer	Director	88,155	Form 4 dated 5/27/2016
Peter Rogers	Director	62,578	Form 4 dated 9/21/2016
Daniel Stanzione	Director	193,536	Form 4 dated 9/15/2016
Deborah Wilson	Director	260,778	Form 4 dated 5/27/2016
Peter Aquino	Director/Officer	1,785,000	Form 4 dated 9/21/2016
Peter Bell	Officer	80,415	Form 4 dated 9/1/2016
Kevin Dotts	Officer	200,572	Form 4 dated 9/1/2016
Satish Hemachandran	Officer	69,657	Form 4 dated 9/1/2016
Steven Orchard	Officer	125,649	Form 4 dated 9/1/2016

Total Affiliate Shares		15,342,280

Total Non-Affiliate Shares:		42,903,640

Market Value of Non-Affiliate Shares:		$ 75,510,406